

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 21, 2008

Mr. Gerald Sullivan
Laureate Resources & Steel Industries Inc.
245 Park Avenue, 24th Floor
New York, NY 10167

      Re: **Laureate Resources & Steel Industries Inc.**
               Form 8-K, Item 4.02(a), filed July 11, 2008, amended July 30, 2008
               File No. **0-52781**

Dear Mr. Sullivan:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

               Very truly yours,

               Chris White
               Branch Chief